May 15, 2025

Guojian Chen
Chief Financial Officer and Director
DT Cloud Acquisition Corp
30 Orange Street
London, United Kingdom WC2H 7HF

       Re: DT Cloud Acquisition Corp
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-41967
Dear Guojian Chen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Exhibits

1. We note that both your Sections 302 and 906 officer certifications contain several errors, including reference to a company other than the Company and signatures of individuals whom are not the Company's officers. Further, the Section
302
       certifications provided as Exhibits 31.1 and 31.2 omit the required language in paragraph 4(b) and in the introductory part of paragraph 4 referring to your internal controls over financial reporting. Please filed an amended Form 10-K in its entirety and include corrected certifications that conform exactly to the language set forth in
       Item 601(b)(31) of Regulation S-K.
 May 15, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences